UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 1-4651
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
Dana Corporation Employee Incentive and Savings Investment Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Dana Holding Corporation
4500 Dorr Street
Toledo, Ohio 43615

INDEX

Page

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4

Statement of Changes In Assets Available for Benefits for the Year Ended December 31, 2007	5

Notes to Financial Statements	6

Additional Information*

Schedule H, line 4i, Schedule of Assets (Held at End of Year), as of December 31, 2007	11

SIGNATURE	12

EXHIBITS

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	13
EX-23

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Dana Corporation Employee Incentive and Savings Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Detroit, Michigan
June 23, 2008

Dana Corporation Employee Incentive and Savings Investment Plan
Statements of Net Assets Available For Benefits
(Amounts in Thousands)

	December 31,
	2007	2006

Assets:
Investments, at fair value	$39,763	$49,475

Employee contributions receivable	—	63
Employer contributions receivable	—	6

Net assets available for benefits	$39,763	$49,544

The accompanying notes are an integral part of the financial statements.

Dana Corporation Employee Incentive and Savings Investment Plan
Statement of Changes In Net Assets Available For Benefits
For the Year Ended December 31, 2007
(Amounts in Thousands)

Investment income:
Interest income from Money Market Fund	$616
Dividend income	1,818
Net appreciation of investments	1,161
Interest on employee loans	48

Total investment income	3,643

Contributions:
Employee contributions	442
Employer contributions	92

Total contributions	534

Deductions:
Benefit payments	(13,797)
Administrative expenses	(29)

Total deductions	(13,826)

Net transfers out	(132)

Net decrease	(9,781)

Net assets available for benefits at beginning of year	49,544

Net assets available for benefits at end of year	$39,763

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements
1.	Description of the Plan
General
The Dana Corporation Employee Incentive and Savings Investment Plan (the Plan) is a contributory defined contribution employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan was established by Echlin Inc. (Echlin), effective as of January 1, 1984, to provide benefits for all eligible employees of various participating divisions and subsidiaries of Echlin, which subsequently became divisions and subsidiaries of Dana Corporation (Prior Dana), as identified in the Plan. As a result of Prior Dana’s emergence from bankruptcy under Chapter 11 of the United States Bankruptcy Code (the Bankruptcy Code) on January 31, 2008 (the Effective Date), Dana Holding Corporation (Dana) is the successor registrant to Prior Dana pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. As a result, the Plan is now sponsored by Dana. With the exception of the liquidation of the Dana Stock Fund described in more detail below, Dana made no changes to the Plan as a result of its bankruptcy or its emergence from bankruptcy.
The terms “Dana”, “we,” “our,” and “us,” when used in this report with respect to the period prior to Dana Corporation’s emergence from bankruptcy, are references to Prior Dana, and when used with respect to the period commencing after Dana Corporation’s emergence as described above, are references to Dana. These references include the subsidiaries of Prior Dana or Dana, as the case may be, unless otherwise indicated or the context requires otherwise.
The following is a brief description of the Plan. Participants should refer to the Plan documents for more complete information.
Administration
The Administrator of the Plan is the Dana Holding Corporation Investment Committee, which has delegated responsibility for day-to-day administration of the Plan to Dana Benefits Services. The Vanguard Fiduciary Trust Co. (Vanguard) is the trustee of the Plan.
Participation
Each employee at a facility within a participating Dana division or subsidiary, as stipulated in the Plan, who was hired prior to January 1, 2003, is eligible to participate in the Plan unless he or she is employed as a member of a collective bargaining unit or as an hourly employee at a facility that provides the Plan only to salaried employees. Since December 31, 2002, no newly hired employees at the participating facilities, other than production employees at Dana’s Andrews, Indiana facility and production employees at the divested Dallas, Texas facility have been eligible to become participants in this Plan, but instead participate in the Dana Corporation SavingsWorks Plan. As a result of the sale of both the Andrews, Indiana and Dallas, Texas facilities, no new participants were accepted into the Plan in 2007.
Employee contributions
An eligible employee may elect to have up to 50% of his or her eligible compensation, as defined in the Plan, contributed to his or her account, up to the maximum elective deferral amount determined under Section 402(g) of the Internal Revenue Code (the Code). Contributions for some participants may be further limited as a result of other Code requirements. All employees who are eligible to make salary reductions under this Plan and who have attained age 50 before the close of the Plan Year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Code Section 414(v).

Employer contributions
Employer matching contributions were generally suspended for pay periods after October 31, 2005, as one of a number of measures taken by Dana in 2005 to improve the company’s financial performance. However, employees covered by certain labor agreements continued to receive the company match during 2007 equal to 30% of the first 3% of the compensation contributed to the Plan by the employee and 10% of the next 3% of compensation contributed by the employee.
Investments
Participants may elect to have their contributions and any related employer contributions allocated to one or more of the investment vehicles maintained by Vanguard, including equity and fixed income mutual funds.
Until January 1, 2000, participants could also elect to invest in the Dana Stock Fund, which consisted primarily of Dana Corporation common stock. As of that date, this fund was closed to new investments. When Dana emerged from bankruptcy effective January 31, 2008, the common stock of Prior Dana held in the Dana Stock Fund was cancelled pursuant to the terms of Dana’s Third Amended Joint and Consolidated Plan of Reorganization, dated October 23, 2007 (as it has been amended, modified, and supplemented, the “Plan of Reorganization”), along with all other shares of Dana’s pre-emergence common stock. As a result, Dana terminated the Dana Stock Fund effective January 31, 2008, and directed Vanguard to liquidate the Dana Stock Fund, adjust the value of the participant account balances then invested in the Dana Stock Fund to reflect these transactions, and transfer the remaining account balances held in the Fund to the Vanguard Prime Money Market Fund. Investments in the Dana Stock Fund at December 31, 2007 totaled $3 and net depreciation of these investments amounted to $3,144 for the year ended December 31, 2007. The remaining loss on the investments will be recognized in 2008.
Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.
Vesting and participant accounts
Participants are fully vested at all times in both the employee and employer contributions and earnings thereon in their individual accounts. Allocations of earnings are based upon the participants’ investment elections for their Plan account balances and the performance of the various investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account balances.
Benefit payments upon normal retirement, disability, termination or death
In accordance with the Plan provisions, a participating employee who retires upon attaining age 65 or becomes totally and permanently disabled is eligible to receive the full value of his or her account in a lump sum.
Upon termination of employment, if the account balance is less than $1,000, it will be paid automatically in a lump sum shortly after termination, and if the balance is between $1,000 and $5,000, it will be transferred to a Rollover IRA account at Vanguard as a direct rollover unless the participant expressly requests a taxable lump sum payment. If the account balance is $5,000 or more, the account balance may remain in the participant’s account under the Plan until he or she attains the age of 70-1/2.
Upon a participant’s death, the participant’s account balance will be paid to his or her beneficiary in a lump sum.
Participant loans
The Plan may extend loans to participants with the approval of the Plan Administrator. Participant loans may not be made for less than $1,000 or exceed the lesser of 50% of the participant’s account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12-month period. The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence for which the term is up to 10 years. Interest is charged on the loan at a rate equal to 1% above the “Prime Rate” quoted by The Wall Street Journal under the “Money Rates” section at the time the loan is granted. At December 31, 2007, such loans had interest rates ranging from 5.0% to 9.5%, with due dates at various times through November 2014.
As participant loans are repaid through payroll deductions, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions.
Plan termination
Although it has not expressed any intention to do so, Dana has the right to terminate the Plan subject to ERISA. In the event of Plan termination, the value of the participant accounts will be distributed as soon as practicable in accordance with the uniform, nondiscriminatory rules established by the Plan Administrator.
2.	Summary of Significant Accounting Policies
Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) and applicable Department of Labor regulations under ERISA Section 103 governing plan financial statements.
Expenses of the Plan
Generally, the expenses associated with the administration of the Plan are paid by Dana. Loan origination and maintenance fees are paid by the loan fund participants. These fees amounted to $29 for the year ended December 31, 2007.
Investment valuation and income recognition
The Plan’s investments in mutual funds are stated at net asset value. Participant loans are stated at face value, which approximates fair value, and consists of outstanding principal and any related accrued interest.
Investments in the Dana Stock Fund are expressed in units, each representing undivided fractional interests in the Dana common stock held in the Dana Stock Fund, which are recorded at fair market value of the underlying assets. As discussed in Note 1, at the time Dana emerged from its reorganization under Chapter 11 on January 31, 2008, the units in the Dana Stock Fund were cancelled pursuant to the terms of the Plan of Reorganization and related liquidation of the Dana Stock Fund.
The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of investments, reflecting realized gains and losses and the unrealized appreciation (depreciation) on those investments.
Use of estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and uncertainties
The Plan provides for various investment options in any combination of equity and fixed income mutual funds and other investment securities, at the participant’s election. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, there can be no assurance that changes in risks in the near term will not materially affect participants’ account balances and the assets available for benefits under the Plan.
New accounting pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), “Fair Value Measurements.” SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan’s management does not believe the adoption of SFAS No. 157 will have a material impact on the reported amounts of net assets available for benefits.
3.	Benefits
Benefits are recorded when paid.
4.	Income Tax Status
The Internal Revenue Service has determined and informed Dana by a letter dated April 3, 2002 that the Plan and related trust are tax-qualified in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
5.	Parties In Interest
Investments in the Dana Stock Fund consisted of 123,319 and 163,680 shares of Prior Dana common stock at December 31, 2007 and 2006. Shares were purchased prior to January 1, 2000 in the open market at fair market value or converted from shares of Echlin common stock held by the predecessor Echlin Inc. Incentive and Savings Plan at the time Dana acquired Echlin in 1998. Consequently, such share acquisitions were permitted under the provisions of the Plan and were exempt from prohibition of party-in-interest transactions under the Code and ERISA.
In addition, certain Plan investments are shares of mutual funds managed by The Vanguard Group, a company related to Vanguard.
6.	Investments
The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	December 31,
	2007	2006
(Amounts in thousands except share/unit information)

Vanguard PRIMECAP Fund, 200,278 and 272,029 shares, respectively	$14,430	$18,756

Vanguard International Growth Fund 111,172 and 102,510 shares, respectively	2,759	2,446

Vanguard Prime Money Market Fund, 10,785,553 and 12,586,949 shares, respectively	10,785	12,587

Vanguard Wellington Investment Fund, 98,793 and 129,609 shares, respectively	3,223	4,203

Vanguard 500 Index Investment Fund, 30,513 and 41,560 shares, respectively	4,124	5,427

Other investments, comprised of other Vanguard Funds and Participant loans, individually less than 5% of net assets	4,442	6,056

Total	$39,763	$49,475

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,161 as follows:

2007
(Amounts in thousands)

Mutual funds	$4,305
Dana Corporation Common Stock	(3,144)

$1,161

Dana Corporation Employee Incentive and Savings Investment Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007
(Amounts in Thousands)

(a)	(b)	(c)		(d)	(e)

		Description of	Number of		Current
	Identity of Issue	Investment	Shares/Units	Cost	Value

*	Vanguard 500 Index Investment Fund	Mutual Fund	30,513	**	$4,124
*	Vanguard Capital Opportunity Fund	Mutual Fund	15,715	**	579
*	Vanguard Explorer Fund	Mutual Fund	3,691	**	263
*	Vanguard Inflation-Protected Securities Fund	Mutual Fund	9,022	**	112
*	Vanguard Intermediate-Term Treasury Fund	Mutual Fund	18,368	**	208
*	Vanguard International Growth Fund	Mutual Fund	111,172	**	2,759
*	Vanguard Target Retirement 2005	Mutual Fund	5,480	**	66
*	Vanguard Target Retirement 2010	Mutual Fund	2,947	**	68
*	Vanguard Target Retirement 2015	Mutual Fund	23,094	**	302
*	Vanguard Target Retirement 2020	Mutual Fund	21,767	**	511
*	Vanguard Target Retirement 2025	Mutual Fund	11,782	**	162
*	Vanguard Target Retirement 2030	Mutual Fund	10,284	**	245
*	Vanguard Target Retirement 2035	Mutual Fund	391	**	6
*	Vanguard Target Retirement 2040	Mutual Fund	903	**	21
*	Vanguard Target Retirement 2045	Mutual Fund	2,155	**	32
*	Vanguard Target Retirement 2050	Mutual Fund	—	**	—
*	Vanguard Long-Term U.S. Treasury Investment. Fund	Mutual Fund	25,086	**	288
*	Vanguard PRIMECAP Fund	Mutual Fund	200,278	**	14,430
*	Vanguard Prime Money Market Fund	Mutual Fund	10,785,553	**	10,785
*	Vanguard Wellington Inv. Fund	Mutual Fund	98,793	**	3,223
*	Vanguard Selected Value Fund	Mutual Fund	27,376	**	523
*	Vanguard Windsor Fund	Mutual Fund	44,781	**	703
*	Dana Corporation	Common Stock	123,319	**	3
*	Participants	Loans, interest ranging from 5.0% to 9.5% with various dates through November 2014	—	**	350

					$39,763

*	Parties-in-interest to the Plan.

**	Cost is not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Dana Holding Corporation Investment Committee, which is the Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dana Corporation Employee Incentive and Savings Investment Plan

Date: June 23, 2008	By:	/s/ Ari Papadakos

	Name:	Ari Papadakos
	Title:	Member — Dana Holding Corporation Investment Committee